Exhibit 22

                     SUBSIDIARIES OF THE THAXTON GROUP, INC.


Tico Reinsurance, Ltd., a Turks and Caicos Islands, British West Indies limited liability company

Eagle Premium Finance Company, Inc., a Virginia corporation

CFT Financial Corp., a North Carolina corporation

Thaxton Insurance Group, Inc. a South Carolina corporation

Thaxton Securities, Inc., a North Carolina corporation

TICO Credit Company, Inc., a South Carolina corporation